Filed Pursuant to Rule 433 Registration No. 333-140496 Issuer Free Writing Prospectus dated May 11, 2007 Relating to Preliminary Prospectus dated April 24, 2007

On May 11, 2007, the issuer, CAI International, Inc., filed Amendment No. 4 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated April 24, 2007 (the “Preliminary Prospectus”). The prospectus included in Amendment No. 4 (the “Updated Preliminary Prospectus”) to the Registration Statement includes the following additional or updated information. References below to “CAI,” “the company,” “we,” “us” and “our” are used in the manner described in the Updated Preliminary Prospectus.

A filed copy of our current registration statement and the Updated Preliminary Prospectus is available for review at the following Web site address: http://www.sec.gov/Archives/edgar/data/1388430/000119312507110934/ds1a.htm

Unaudited Pro Forma Financial Information

Concurrent with the pricing of the offering, we intend to grant options to purchase an aggregate of 546,120 shares of our common stock and to make restricted stock grants of 36,876 shares to our directors, officers and some of our employees. The exercise price of the options will be equal to the initial public offering price of our common stock. In addition, we plan to provide cash bonuses at the time of the initial public offering to employees who will not receive stock options or restricted stock grants. We have revised the unaudited pro forma financial information and related disclosures included in the Preliminary Prospectus to give effect to the compensation expense that will be associated with these stock options, restricted stock grants and cash bonuses.

The impact of this compensation expense on the “Pro Forma, As Adjusted” column in the Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended December 31, 2006 is to increase the line item “Other operating expenses” by $1.4 million, decrease “Income before income taxes” to $24.0 million, decrease “Net income” to $14.9 million, decrease “Net income available to common stockholders” to $14.9 million, decrease “Net income per share available to common stockholders, Basic” to $0.87 and decrease “Net income per share available to common stockholders, Diluted” to $0.87. The impact of these adjustments on the “Pro Forma, As Adjusted” column in the Unaudited Pro Forma Condensed Consolidated Statement of Income for the three months ended March 31, 2007 is to increase the line item “Other operating expenses” by $559,000, decrease “Income before income taxes” to $7.1 million, decrease “Net income” to $4.4 million, decrease “Net income available to common stockholders” to $4.4 million, decrease “Net income per share available to common stockholders, Basic” to $0.25 and decrease “Net income per share available to common stockholders, Diluted” to $0.25.

The stock-based compensation expense reflected in the unaudited pro forma financial information is an estimate and may not be consistent with the expense we recognize for such restricted stock and stock option grants during the periods in which such expenses are actually incurred. In addition, we may make additional grants in the future. We cannot estimate the amount of expense associated with any additional future grants at this time. The disclosure contained herein should be read in conjunction with the “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included in the Updated Preliminary Prospectus.

CAI has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, CAI, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-333-6000.

Any disclaimers or other notices that may appear below or elsewhere within this communication are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an email system.